

February 1, 2010

By U.S. Mail and Facsimile to: (415) 975-6871

Richard D. Levy
Executive Vice President and Controller
Wells Fargo & Company
420 Montgomery Street
San Francisco, CA 94163

> **Re:** **Wells Fargo & Company**
> **Form 8-K filed January 20, 2010**
> **File No. 001-02979**

Dear Mr. Levy:

We have reviewed the above-referenced filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 8-K filed January 20, 2010

1. We note your disclosure on page 11 of your earnings release filed as part of Exhibit 99.1 that a primary driver of the increased allowance during the fourth quarter of 2009 was $100 million associated with additional life-of-loan losses for several commercial purchased credit-impaired loans. Please clarify what is meant by additional "life-of-loan losses". For example, are you basing your best

estimate of cash flow on events and circumstances that have been incurred to date, or estimating cash flows based on other events that may occur in the future. To the extent the latter is true, please clarify how your policy complies with the guidance in paragraph 8 of SOP 03-3 (ASC 310-30).

2. We note your disclosure on page 12 of your Quarterly Supplement furnished as Exhibit 99.2 that your loss rate of 2.71% was one of the "lowest in the industry" due to the legacy Wells Fargo credit discipline, reduced risk in the Wachovia portfolio and a smaller percentage of higher loss content portfolios. However, it would appear that a large factor is due to the fact that the purchased credit-impaired loans are not charged-off and instead are accounted for through the non-accretable difference established in purchase accounting, as you note on other pages in your Quarterly Supplement. Please respond to the following:

   a. Tell us whether in calculating your loss rate of 2.71% you exclude the purchased credit-impaired loans from your calculation of average loans to compensate for the fact that these loans are not charged off consistently with other loans due to the accounting applied in purchase accounting.

   b. Please consider expanding your explanation for the lower charge-off rate as compared to the industry to explain that there is "reduced risk in the Wachovia portfolio" due to the purchased credit-impaired accounting performed for the worst performing Wachovia loans where losses are not charged-off consistent with the normal loan portfolio and refer them to other pages where this is discussed in more detail.

3. We note your disclosure on page 36 of your earnings release filed as part of Exhibit 99.1 that your allowance for loan losses as a percentage of nonaccrual loans has declined substantially from 309% as of December 31, 2008 to 100% as of December 31, 2009. We also note your disclosure on page 10 of your release where you discuss how the loss exposure expected in nonperforming assets is significantly mitigated due to three factors. Tell us and expand your disclosures in future filings to discuss the decline in this credit ratio, as well as unfavorable changes in other ratios such as the net charge-off rate over the year, and how you considered this information in determining the appropriate level of your allowance as of December 31, 2009.

4. We note your disclosure on page five of your release filed as part of Exhibit 99.1 that you established a $316 million increase in repurchase reserves, up from $146 million established during the third quarter of 2009. Tell us and disclose in future filings how you establish repurchase reserves for various representations and warranties that you have made to various parties, including the GSE's, monoline

insurers and any private loan purchasers. Please ensure your response addresses the following areas:

a. Discuss the specific methodology to estimate the reserve related to various representations and warranties, including a discussion of any differences in your methodologies.

b. Discuss the total level of reserves established related to these repurchase requests and how and where they are classified in the financial statements.

c. Discuss the level and type of repurchase requests you are receiving, and any trends that have been identified, including your success rates in avoiding settling the claim.

d. Discuss your methods of settling the claims under the agreements. Specifically, tell us whether you repurchase the loans outright from the counterparty or just make a settlement payment to them. If the former, discuss any effects or trends on your nonperforming loan statistics. If the latter, discuss any trends in terms of the average settlement amount by loan type.

e. Discuss the typical length of time of your repurchase obligation and any trends you are seeing by loan vintage.

f. Discuss whether these reserves relate to any significant balance of Wachovia legacy loans, and if so, whether there are any other accounting implications (i.e. original SOP 03-3 loans).

5. We note your disclosure on page three of your earnings released filed as part of Exhibit 99.1 about the number and types of modifications you have performed during the past year. Please tell us and discuss in future filings how modifications impact the timing of recording the allowance for loan losses.   For example, discuss whether the largest effect of the loan modification is recorded during the period of the modification or whether the modification has largely been reserved for under your normal reserving methodology.   In this regard, we note your disclosure on page 11 that the $500 million reserve build during the quarter was partially attributed to your loan modification programs for residential real estate portfolios. Additionally, discuss how the high level of re-defaults of the loan modifications performed thus far is factored into your allowance for loan losses.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our

Richard D. Levy
Wells Fargo & Company
February 1, 2010
Page 4

comments, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3494 if you have questions regarding our comments.

Sincerely,

Kevin W. Vaughn
Accounting Branch Chief